

07026992

O 82-34643

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

SUPPL

Date September 27, 2007
Contact Martina C. Erni-Schuler

Unauio

OC Oerlikon Corporation AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange
Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the
"Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the
"Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the
understanding that such information and documents will not be deemed to be "filed"
with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that
neither this letter nor the furnishing of such information and documents shall constitute
an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

PROCESSED

OCT 0 3 2007

i. A. Martina C. Erni

Corporate Communications

THOMSON
FINANCIAL

Enclosure

- **Disclosure of shareholding pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone   +41 58 360 96 05
Fax   +41 58 360 91 93
martina.erni@oerlikon.com
www.oerlikon.com

Disclosure of shareholding pursuant to stock exchange act

Pfäffikon SZ, September 27, 2007 – According to information provided on September 27, 2007, by Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch, Uraniastrasse 9, 8001 Zürich, Switzerland, the Group holds a total of 48.969 % of voting rights in OC Oerlikon Corporation AG, Pfäffikon. The composition of the holding is as follows:

- 2 000 256 registered shares (14.144 %)
- 19 672 018 Call Options which provide for or allow actual delivery (4.492 %)
- 166 683 Short Put Options which provide for or allow actual delivery (1.286 %)
- 4 900 000 Call Options which do not allow actual delivery (29.047 %).

Identity of the individual Group members:
- Deutsche Bank AG Frankfurt
  Taunusanlage 12
  60325 Frankfurt am Main
- Deutsche Bank AG, London Branch
  Winchester House
  1 Great Winchester Street
  London EC2N 2DB, Great Britain
- Deutsche Bank Aktiengesellschaft, Frankfurt am Main
  Zurich Branch
  Uraniastrasse 9
  8001 Zurich, Switzerland
- Deutsche Asset Management Investmentgesellschaft mbH
  Mainzer Landstrasse 178-190
  60327 Frankfurt am Main, Germany
- Deutsche Bank Trust Company Americas
  60 Wall Street
  New York, NY 10005-2858, USA
- Deutsche Investment Management Americas Inc.
  345 Park Avenue
  New York, NY 10154, USA
- DWS Investment GmbH
  Mainzer Landstrasse 178-190
  60327 Frankfurt am Main, Germany
- DWS Investments Schweiz
  Uraniastrasse 9
  8023 Zurich, Switzerland

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone   +41 58 360 96 96
Fax   +41 58 360 91 96
www.oerlikon.com

- Deutsche Asset Management (Japan) Limited
Nagata-cho, Chiyoda-ku, Sanno Park Tower 2-11-1
Tokyo, Japan
- Deutsche Bank National Trust Company
60 Wall Street
New York, NY 10005-2858, USA
- Deutsche Bank International Limited – Global Custody
Jersey, St. Paul's Gate, New Street
GBJ-St. Helier, JE4 8ZB

Nature of agreement: Group of Companies

Identity of representative:
Dirk Hadlich, Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch
Telephone: +41 44 227 37 84

For further information please contact:

Burkhard Böndel	Frank Heffter
Corporate Communications	Investor Relations
Phone +41 58 360 96 05	Phone +41 58 360 96 22
Fax +41 58 360 91 93	Fax +41 58 360 98 22
pr@oerlikon.com	ir@oerlikon.com
www.oerlikon.com	www.oerlikon.com

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition, Oerlikon, with CHF 4.8 billion in sales, over 19,000 employees at 170 locations in 35 countries, has evolved into a global player today. The group is ranked first or second in each of its respective markets.

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date September 27, 2007
Contact Martina C. Erni-Schuler

OC Oerlikon Corporation AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange
Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the
"Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the
"Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the
understanding that such information and documents will not be deemed to be "filed"
with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that
neither this letter nor the furnishing of such information and documents shall constitute
an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i. A. Martina C. Erni

Corporate Communications

Enclosure

• **Disclosure of shareholding pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone   +41 58 360 96 05
Fax   +41 58 360 91 93
martina.erni@oerlikon.com
www.oerlikon.com



Disclosure of shareholdings in accordance with stock market rules

Pfäffikon SZ, September 27, 2007 – According to an announcement by Zürcher Kantonalbank, Bahnhofstrasse 9, 8001 Zurich, Switzerland, dated September 25, 2007, the voting rights in OC Oerlikon Corporation AG, Pfäffikon, held by the said institution has dropped below the 5% threshold.

For further information please contact:

Burkhard Böndel	Frank Heffter
Corporate Communications	Investor Relations
Phone +41 58 360 96 05	Phone +41 58 360 96 22
Fax +41 58 360 91 93	Fax +41 58 360 98 22
pr@oerlikon.com	ir@oerlikon.com
www.oerlikon.com	www.oerlikon.com

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition, Oerlikon, with CHF 4.8 billion in sales, over 19,000 employees at 170 locations in 35 countries, has evolved into a global player today. The group is ranked first or second in each of its respective markets.

OC Oerlikon Corporation AG, Pfäffikon   Telephone   +41 58 360 96 96
Churerstrasse 120   Fax   +41 58 360 91 96
P.O. Box   www.oerlikon.com
CH-8808 Pfäffikon SZ

